REITLER
BROWN &                                             800 Third Avenue, 21st Floor
ROSENBLATT LLC                                           New York, NY 10022-7604
--------------                                                Tel (212) 209-3050
ATTORNEYS AT LAW                                              Fax (212) 371-5500

                                                 October 12, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:      SHEERVISION, INC.
         REGISTRATION STATEMENT ON FORM SB-2
         FILE NO. 333-135727

Ladies and gentlemen:

     On behalf of our client, SheerVision, Inc., a Delaware corporation (the "COMPANY"), we transmit simultaneously herewith for filing under the Securities Act of 1933, as amended (the "EXCHANGE ACT"), by means of the Electronic Data
Gathering, Analysis, and Retrieval system, the quarterly report on Form 10-QSB/A4 relating to the quarter ended May 31, 2006 (the "10-QSB AMENDMENT").

     In accordance with the conversation today between Angela Crane of the Securities and Exchange Commission and Suzanne Puente, the chief financial officer of the Company, the Company has amended Item 3 of the 10-QSB Amendment as follows:

                    "AS OF THE END OF THE PERIOD COVERED BY THIS REPORT, BASED ON AN EVALUATION OF THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES (AS DEFINED IN RULES 13A-15(e) AND 15d-15(e) UNDER THE SECURITIES EXCHANGE ACT OF 1934), THE CHIEF EXECUTIVE AND CHIEF FINANCIAL OFFICER OF THE


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                    COMPANY  CONCLUDED  THAT AS OF MAY 31,  2006 AND AT THE TIME
                    THE COMPANY'S ORIGINAL FORM 10-QSB FOR THE INTERIM PERIOD ENDED MAY 31, 2006 WAS FILED, MANAGEMENT BELIEVED THAT THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES WERE SUFFICIENT TO ENSURE THAT REQUIRED AND ADEQUATE DISCLOSURES ARE MADE IN
                    THE   FINANCIAL   STATEMENTS.    SUBSEQUENTLY,    MANAGEMENT
                    DETERMINED THAT THERE HAD BEEN OVERSIGHTS AND CONCLUDED THAT THE DISCLOSURE CONTROLS AND PROCEDURES WERE INEFFECTIVE, AND THAT THE DISCLOSURES MADE WERE NOT ADEQUATE.

                    THE COMPANY SUBSEQUENTLY DETERMINED THAT THE FAIR VALUES OF THE 2005 AGENT'S WARRANTS AND THE HALLMARK WARRANTS HAD NOT BEEN PROPERLY REFLECTED AS AN ISSUE COST OF THE 12% CONVERTIBLE NOTES. ACCORDINGLY, THE COMPANY HAS RESTATED ITS FINANCIAL STATEMENTS FOR THE THREE MONTHS AND NINE MONTHS ENDING MAY 31, 2006 TO REFLECT ADDITIONAL DEBT ISSUE COSTS AND AMORTIZATION.

                    AS A RESULT OF THE ERROR, THE COMPANY'S CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, RECONSIDERED THE ADEQUACY OF THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES AND DETERMINED THAT ADDITIONAL DISCLOSURE CONTROLS AND PROCEDURES WERE NECESSARY. THEREFORE, THE COMPANY HAS TAKEN ACTION TO IMPROVE THEIR ADEQUACY. ADDITIONAL REVIEW AND CONTROL PROCEDURES HAVE BEEN INSTITUTED THAT INCLUDE (i) PERIODIC MANDATORY MANAGEMENT MEETINGS TO EVALUATE FINANCIAL DEVELOPMENTS OF THE BUSINESS, (ii) MORE FREQUENT CONSULTATIONS WITH THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTING FIRM TO ENSURE THAT ALL DISCLOSURES REQUIRED UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPALS (GAAP) AND BY THE RULES OF THE COMMISSION ARE CONSIDERED AND MADE WHERE APPROPRIATE,.(iii) MORE EXPLICIT INTERNAL REPORTING INSTRUCTIONS TO COMPANY PERSONNEL, AND (IV) THE USE OF CHECKLISTS BY FINANCIAL REPORTING PERSONNEL AND MANAGEMENT TO ENSURE THAT ERRORS DO NOT OCCUR IN THE FUTURE. IN THE OPINION OF MANAGEMENT, THESE MEASURES HAVE BEEN AND ARE AN EFFECTIVE MEANS OF PREVENTING ERRORS AND OVERSIGHTS IN FINANCIAL REPORTING."


         Please contact the undersigned if we may be of assistance.

                                                     Sincerely,

                                                     /s/ Robert Steven Brown

                                                     Robert Steven Brown